UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

SED International Holdings, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

784109209
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 12, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON North & Webster, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 233,092[1]
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 233,092[1]
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,092[1,2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%[1]
14	TYPE OF REPORTING PERSON OO

1 Includes 34,419 Shares held in managed accounts over which North & Webster, LLC, has voting and dispositive power.
2 See Item 5.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON North & Webster Value Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 171,185
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 171,185
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,185[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON PN

1 See Item 5.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON North & Webster Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,220
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 21,220
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,220[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON PN

1 See Item 5.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Samuel A. Kidston
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 233,092[1]
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 233,092[1]
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,092[1,2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%[1]
14	TYPE OF REPORTING PERSON IN

1 Includes 34,419 Shares held in managed accounts over which North & Webster, LLC, has voting and dispositive power.
2 See Item 5.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Hummingbird Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 284,200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 284,200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 284,200[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON OO

1 See Item 5.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Paul D. Sonkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 284,200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 284,200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 284,200[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Hummingbird Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 284,200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 284,200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 284,200[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON OO

1 See Item 5.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Hummingbird Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,750
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 28,750
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,750[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON PN

1 See Item 5.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Hummingbird Microcap Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,750
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,750
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,750[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON PN

1 See Item 5.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Tarsier Nanocap Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 251,700
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 251,700
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 251,700[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON PN

1 See Item 5.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Deep Woods Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 58,504
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 58,504
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,504[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON PN

1 See Item 5.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Deep Woods Partners QP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 156,828
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 156,828
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,828[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON PN

1 See Item 5.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Todd Rosner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 215,332
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 215,332
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,332[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Allyn R. Earl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 458,402
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 458,402
	10	SHARED DISPOSITIVE POWER 117,700[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 458,402[1,2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON IN

1 See Item 2.
2 See Item 5.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON J.K. Hage III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 111,200
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 111,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 111,200[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON The SED Full Value Committee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION N/A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,308,726
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,308,726
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,308,726
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 784109209

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed by the undersigned.  This Amendment No. 4 amends the Schedule 13D as specifically set forth.  Allyn R. Earl, J.K. Hage III and The SED Full Value Committee are hereby added as Reporting Persons to the Schedule 13D.

Item 2 is hereby amended to add the following:

J.K. Hage III (“Mr. Hage”) is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as manager at the law firm of Hage & Hage LLC.  The principal business address of Mr. Hage is c/o Hage & Hage LLC, 610 Charlotte Street, Utica, New York 13501.  Mr. Hage is a citizen of the United States of America.

Allyn R. Earl (“Mr. Earl”) is an individual residing at 38 Dwight Avenue, Clinton, New York 13323, who is a citizen of the United States. Earl is an individual investing personal funds in the Common Stock of the Company for his own personal benefit. Pursuant to Fidelity Trading Authorizations Limited to Purchases and Sales of Securities (the “Trading Authorizations”) granted by Hedy A. Hyde, an individual who is a citizen of the United States, Adirondack Capital LLC, a Delaware limited liability company, the principal business of which is to invest in securities in order to achieve its investment objectives, and Aileen Townsend, an individual who is a citizen of the United States (collectively, the “Investors”), granting Earl the authority to purchase and to sell securities for the benefit of the accounts held by the Investors at his discretion, Earl has purchased shares of Common Stock in the Company for the benefit of each of the Investors as follows: Hedy A. Hyde (92,500 shares of Common Stock); Adirondack Capital LLC (18,700 shares of Common Stock); and Aileen Townsend (6,500 shares of Common Stock). Accordingly, Earl may be deemed for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (“Rule 13d-3”), to be a beneficial owner of the Common Stock owned by the Investors. Earl disclaims any beneficial ownership of the shares of Common Stock held by the Investors.

The SED Full Value Committee (the “Committee”) is composed of Hummingbird Management, LLC, Hummingbird Value Fund, L.P., Hummingbird Microcap Value Fund, L.P., Tarsier Nanocap Value Fund, L.P., Hummingbird Capital, LLC, Paul D. Sonkin, North & Webster, LLC, North & Webster Value Opportunities Fund, LP, North & Webster Fund II, LP, Samuel A. Kidston, Deep Woods Partners LP, Deep Woods Partners QP, LP, Todd Rosner, Allyn R. Earl and J.K. Hage III.  The Committee is not a business entity and has no place of organization.

No Reporting Person has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

CUSIP NO. 784109209

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 28,750 Shares owned by HVF is approximately $29,072.  The aggregate purchase price of the 3,750 Shares owned by Microcap is approximately $3,802.  The aggregate purchase price of the 251,700 Shares owned by Tarsier is approximately $256,751.  The Shares owned by HVF, Microcap and Tarsier were acquired with working capital.

The aggregate purchase price of the 233,092 Shares beneficially owned in the aggregate by North & Webster, NW Fund and NW Fund II is approximately $270,382.  The Shares beneficially owned by North & Webster, NW Fund and NW Fund II were acquired with working capital.

The aggregate purchase price of the 58,504 Shares owned by Deep Woods is approximately $77,544.  The aggregate purchase price of the 156,828 Shares owned by Deep Woods QP is approximately $224,878.  The Shares owned by Deep Woods and Deep Woods QP were acquired with working capital.

The aggregate purchase price of the 111,200 Shares beneficially owned by Mr. Hage is approximately $169,922.

The aggregate purchase price of the 576,102 Shares beneficially owned by Mr. Earl is approximately $751,448.  Mr. Earl has invested approximately $568,420 of his own personal funds in Shares of the Issuer, and has caused the Investors to invest an aggregate of approximately $183,028 of their personal funds in shares of Common Stock of the Issuer.

Item 4 is hereby amended to add the following:

The Committee is seeking representation on the Issuer’s Board of Directors (the “Board”).  NW Fund delivered a letter on August 12, 2008 to the Corporate Secretary of the Issuer (the "Nomination Letter") nominating Messrs. Kidston and Hage, as set forth therein, for election to the Board at the Issuer's 2008 annual meeting of shareholders (the "2008 Annual Meeting").

Items 5(a) and (b) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 4,573,856 Shares outstanding, as of May 1, 2008, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 13, 2008.

As of the date hereof, HVF owns 28,750 Shares, constituting less than one percent of the Shares outstanding, Microcap owns 3,750 Shares, constituting less than one percent of the Shares outstanding, and Tarsier owns 251,700 Shares, constituting approximately 5.5% of the Shares outstanding.  As the investment manager of each of HVF, Microcap and Tarsier, Hummingbird is deemed to beneficially own the 28,750 Shares, 3,750 Shares and 251,700 Shares owned by HVF, Microcap and Tarsier, respectively, constituting in the aggregate approximately 6.2% of the Shares outstanding.  As the managing member of Hummingbird, Mr. Sonkin is deemed to beneficially own the 28,750 Shares, 3,750 Shares and 251,700 Shares owned by HVF, Microcap and Tarsier, respectively, constituting in the aggregate approximately 6.2% of the Shares outstanding.  Hummingbird has sole voting and dispositive power with respect to the Shares owned by HVF, Microcap and Tarsier.  Hummingbird and Mr. Sonkin disclaim beneficial ownership of such Shares, except to the extent of their pecuniary interest therein.

CUSIP NO. 784109209

HC, as the general partner of each of HVF, Microcap and Tarsier, is deemed to beneficially own the 28,750 Shares, 3,750 Shares and 251,700 Shares owned by HVF, Microcap and Tarsier, respectively, constituting in the aggregate approximately 6.2% of the Shares outstanding.  As the managing member of HC, Mr. Sonkin is deemed to beneficially own the 28,750 Shares, 3,750 Shares and 251,700 Shares owned by HVF, Microcap and Tarsier respectively, constituting approximately 6.2% of the Shares outstanding.  HC has sole voting and dispositive power with respect to the Shares owned by HVF, Microcap and Tarsier.  HC and Mr. Sonkin disclaim beneficial ownership of such Shares, except to the extent of their pecuniary interest therein.

Each of HVF, Microcap, Tarsier, Hummingbird, HC and Mr. Sonkin (collectively, the “Hummingbird Parties”), as members of a “group” for the purposes of Rule 13d-5(b)(1) of the Exchange Act, is deemed to beneficially own the 1,024,526 Shares beneficially owned in the aggregate by the other members of the group.  The Hummingbird Parties disclaim beneficial ownership of such Shares.

As of the date hereof, NW Fund owns 171,185 Shares, constituting approximately 3.7% of the Shares outstanding, and NW Fund II owns 21,220 Shares, constituting less than one percent of the Shares outstanding.  As the general partner of NW Fund and NW Fund II, North & Webster is deemed to beneficially own the 171,185 Shares and 21,220 Shares owned by NW Fund and NW Fund II, respectively, 34,419 Shares held in managed accounts over which it has voting and dispositive power (the “Managed Accounts”) and 6,268 Shares it owns directly, constituting in the aggregate approximately 5.1% of the Shares outstanding.  As the managing member of North & Webster, Mr. Kidston is deemed to beneficially own the 233,092 Shares beneficially owned by North & Webster, constituting approximately 5.1% of the Shares outstanding.  Mr. Kidston has sole voting and dispositive power with respect to the Shares beneficially owned by North & Webster.  North & Webster disclaims beneficial ownership of the Shares held in the Managed Accounts, NW Fund and NW Fund II, except to the extent of its pecuniary interest therein.  Mr. Kidston disclaims beneficial ownership of the Shares beneficially owned by North & Webster, except to the extent of his pecuniary interest therein.

Each of NW Fund, NW Fund II, North & Webster and Mr. Kidston (collectively, the “North & Webster Parties”), as members of a “group” for the purposes of Rule 13d-5(b)(1) of the Exchange Act, is deemed to beneficially own the 1,075,634 Shares beneficially owned in the aggregate by the other members of the group.  The North & Webster Parties disclaim beneficial ownership of such Shares.

As of the date hereof, Deep Woods owns 58,504 Shares, constituting approximately 1.3% of the Shares outstanding, and Deep Woods QP owns 156,828 Shares, constituting approximately 3.4% of the Shares outstanding.  As the managing partner of Deep Woods and Deep Woods QP, Mr. Rosner may be deemed to beneficially own the 58,504 Shares and the 156,828 Shares owned by Deep Woods and Deep Woods QP, respectively, constituting in the aggregate approximately 4.7% of the Shares outstanding.  Mr. Rosner has sole voting and dispositive power with respect to the Shares owned by Deep Woods and Deep Woods QP.   Mr. Rosner disclaims beneficial ownership of the Shares owned by Deep Woods and Deep Woods QP, except to the extent of his pecuniary interest therein.

CUSIP NO. 784109209

Each of Deep Woods, Deep Woods QP and Mr. Rosner (collectively, the “Deep Woods Parties”), as members of a “group” for the purposes of Rule 13d-5(b)(1) of the Exchange Act, is deemed to beneficially own the 1,093,394 Shares beneficially owned in the aggregate by the other members of the group.  The Deep Woods Parties disclaim beneficial ownership of such Shares.

As of the date hereof, Mr. Hage does not directly own any Shares.  As a managing member of Adirondack Capital LLC (“Adirondack”), Mr. Hage is deemed to beneficially own the 18,700 Shares beneficially owned by Adirondack, constituting less than one percent of the Shares outstanding.  As of the date hereof, Mr. Hage’s wife, Hedy A. Hyde, beneficially owns 92,500 Shares, constituting approximately 2.0% of the Shares outstanding.  Mr. Hage is deemed to beneficially own the 92,500 Shares beneficially owned by Hedy A. Hyde.  Mr. Hage, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Exchange Act is deemed to beneficially own the 1,197,526 Shares beneficially owned in the aggregate by the other members of the group.  Mr. Hage disclaims beneficial ownership of such Shares.

As of the date hereof, Mr. Earl owns 458,402 Shares, constituting approximately 10.0% of the Shares outstanding.  Mr. Earl is deemed the beneficial owner for purposes of Rule 13d-3 of the 117,700 Shares owned by the Investors, constituting approximately 2.8% of the Shares outstanding.  Mr. Earl has shared dispositive power over the 117,700 Shares owned by the Investors.  Mr. Earl does not have voting power over the 117,700 Shares owned by the Investors, each of the Investors has sole voting power over its own Shares.  Mr. Earl disclaims any beneficial ownership of the Shares owned by the Investors.  Mr. Earl, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Exchange Act is deemed to beneficially own the 732,624 Shares beneficially owned in the aggregate by the other members of the group.  Mr. Earl disclaims beneficial ownership of such Shares.

Item 5(c) is hereby amended to add the following:

(c)            Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons since the filing of Amendment No. 3 to the Schedule 13D.  All of such transactions were effected in the open market.

Item 6 is hereby amended to add the following:

On August 12, 2008, the Reporting Persons entered into a Joinder Agreement to the Joint Filing and Solicitation Agreement whereby the Reporting Persons agreed to the amendment of the Joint Filing and Solicitation Agreement to include Messrs. Earl and Hage as members of the Group (as defined therein).  Pursuant to the Joinder Agreement, Messrs. Earl and Hage agreed to be bound by the terms of the Joint Filing and Solicitation Agreement, as amended.  The Joinder Agreement is attached hereto as Exhibit 99.1 and incorporated herein by reference.

CUSIP NO. 784109209

Item 7 is hereby amended to add the following exhibit:

Exhibit 99.1
Joinder Agreement, dated August 12, 2008, to the Joint Filing and Solicitation Agreement dated March 13, 2008, by and among Hummingbird Management, LLC, Hummingbird Value Fund, L.P., Hummingbird Microcap Value Fund, L.P., Tarsier Nanocap Value Fund, L.P., Hummingbird Capital, LLC, Paul D. Sonkin, North & Webster, LLC, North & Webster Value Opportunities Fund, LP, North & Webster Fund II, LP, Samuel A. Kidston, Deep Woods Partners LP, Deep Woods Partners QP, LP, Todd Rosner, Allyn R. Earl and J.K. Hage III.

CUSIP NO. 784109209

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 12, 2008

HUMMINGBIRD VALUE FUND, L.P.

By:	Hummingbird Capital, LLC

By:	/s/ Paul D. Sonkin
	Name:	Paul D. Sonkin
	Title:	Managing Member

HUMMINGBIRD MICROCAP VALUE FUND, L.P.

By:	Hummingbird Capital, LLC

By:	/s/ Paul D. Sonkin
	Name:	Paul D. Sonkin
	Title:	Managing Member

TARSIER NANOCAP VALUE FUND, L.P.

By:	Hummingbird Capital, LLC

By:	/s/ Paul D. Sonkin
	Name:	Paul D. Sonkin
	Title:	Managing Member

HUMMINGBIRD MANAGEMENT, LLC

By:	/s/ Paul D. Sonkin
	Name:	Paul D. Sonkin
	Title:	Managing Member

/s/ Paul D. Sonkin
Paul D. Sonkin

CUSIP NO. 784109209

NORTH & WEBSTER VALUE OPPORTUNITIES FUND, LP

By:	North & Webster, LLC,
its General Partner

By:	/s/ Samuel A. Kidston
	Name:	Samuel A. Kidston
	Title:	Managing Member

NORTH & WEBSTER FUND II, LP

By:	North & Webster, LLC,
its General Partner

By:	/s/ Samuel A. Kidston
	Name:	Samuel A. Kidston
	Title:	Managing Member

NORTH & WEBSTER, LLC

By:	/s/ Samuel A. Kidston
	Name:	Samuel A. Kidston
	Title:	Managing Member

/s/ Samuel A. Kidston
Samuel A. Kidston

DEEP WOODS PARTNERS LP

By:	/s/ Todd Rosner
	Name:	Todd Rosner
	Title:	Managing Partner

DEEP WOODS PARTNERS QP, LP

By:	/s/ Todd Rosner
	Name:	Todd Rosner
	Title:	Managing Partner

/s/ Todd Rosner
Todd Rosner

CUSIP NO. 784109209

/s/ Allyn R. Earl
Allyn R. Earl

/s/ J.K. Hage III
J.K. Hage III

CUSIP NO. 784109209

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 3 to the Schedule 13D

Shares of Common Stock Purchased	Price Per Share($U.S.)	Date of Purchase

HUMMINGBIRD MANAGEMENT, LLC
None

PAUL D. SONKIN
None

HUMMINGBIRD CAPITAL, LLC
None

HUMMINGBIRD VALUE FUND, L.P.

2,500*	1.4500	03/17/2008

HUMMINGBIRD MICROCAP VALUE FUND, L.P.
None

TARSIER NANOCAP VALUE FUND, L.P.

500**	1.5000	03/11/2008

NORTH & WEBSTER, LLC

4,500	1.6000	08/01/2008

NORTH & WEBSTER VALUE OPPORTUNITIES FUND, LP
None

NORTH & WEBSTER FUND II, LP

500	1.4500	07/11/2008
3,500	1.4960	07/16/2008
1,532	1.5490	07/18/2008
3,968	1.4500	07/21/2008
2,000	1.5000	07/24/2008
2,350	1.5300	08/04/2008
2,650	1.5300	08/05/2008
1,000	1.3500	08/06/2008
1,320	1.5000	08/08/2008

* Transaction inadvertently omitted from Schedule A in Amendment No. 2 to the Schedule 13D.
** Transaction inadvertently omitted from Schedule A in Amendment No. 1 to the Schedule 13D.

CUSIP NO. 784109209

SAMUEL A. KIDSTON
None

DEEP WOODS PARTNERS, LP
None

DEEP WOODS PARTNERS QP, LP
None

TODD ROSNER
None

ALLYN R. EARL
None

J.K. HAGE III
None